Effective January 26, 2006, The Board of Directors of Transamerica Investors, Inc. approved certain changes to the principal investment strategies of Transamerica Premier Small/Mid Cap Value Fund (the "Fund")  to move the market capitalization of the Fund from the small/mid-cap value category to the small-cap value category.   Upon implementation of this change, the Fund was renamed Transamerica Premier Small Cap Value Fund and the strategy was changed to permit the Fund to invest at least 80% of its assets in equity securities of companies that have market capitalizations of at least $100 million to $2.5 billion at the time of purchase.